FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 27, 2017

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

March 31, 2017

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg
R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2017	2016
Continuing operations		(Unaudited)
Net sales	3	1,153,860	1,206,350
Cost of sales	4	(823,856)	(897,062)
Gross profit		330,004	309,288
Selling, general and administrative expenses	5	(294,431)	(278,848)
Other operating income (expense), net		441	(1,130)
Operating income		36,014	29,310
Finance Income	6	12,927	19,895
Finance Cost	6	(5,938)	(4,304)
Other financial results	6	(11,415)	(30,098)
Income before equity in earnings of non-consolidated companies and income tax		31,588	14,803
Equity in earnings of non-consolidated companies		35,200	11,727
Income before income tax		66,788	26,530
Income tax		47,245	(6,441)
Income for continuing operations		114,033	20,089

Discontinued operations
Result for discontinued operations	13	91,542	7,861
Income for the period		205,575	27,950

Attributable to:
Owners of the parent		205,127	18,161
Non-controlling interests		448	9,789
		205,575	27,950
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.10	0.01
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.19	0.02
Continuing and discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)		0.17	0.02
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.35	0.03

 (1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2017	2016
	(Unaudited)

Income for the period	205,575	27,950

Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	27,950	90,694
Change in value of cash flow hedges	3,827	(6,184)
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	4,731	(6,647)
- Changes in the fair value of derivatives held as cash flow hedges and others	(10)	(402)
Income tax relating to components of other comprehensive income	23	-
	36,521	77,461
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations of non-consolidated companies	1,595
	1,595	-
Other comprehensive Income for the period, net of tax	38,116	77,461
Total comprehensive income for the period	243,691	105,411
Attributable to:
Owners of the parent	243,197	95,356
Non-controlling interests	494	10,055
	243,691	105,411
Total comprehensive income (loss) for the year
attributable to Owners of the parent arises from
Continuing operations	151,655	87,495
Discontinued operations	91,542	7,861
	243,197	95,356

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2017		At December 31, 2016
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	6,048,740		6,001,939
Intangible assets, net	9	1,804,676		1,862,827
Investments in non-consolidated companies	12	598,546		557,031
Available for sale assets		21,572		21,572
Other investments	10	317,666		249,719
Deferred tax assets		153,277		144,613
Receivables, net		201,989	9,146,466	197,003	9,034,704
Current assets
Inventories, net		1,673,034		1,563,889
Receivables and prepayments, net		173,246		124,715
Current tax assets		151,690		140,986
Trade receivables, net		1,010,528		954,685
Other investments	10	1,613,665		1,633,142
Cash and cash equivalents	10	427,619	5,049,782	399,737	4,817,154
Assets of disposal group classified as held for sale			-		151,417
Total assets			14,196,248		14,003,275
EQUITY
Capital and reserves attributable to owners of the parent			11,530,615		11,287,417
Non-controlling interests			106,930		125,655
Total equity			11,637,545		11,413,072
LIABILITIES
Non-current liabilities
Borrowings		31,587		31,542
Deferred tax liabilities		557,764		550,657
Other liabilities		215,272		213,617
Provisions		42,280	846,903	63,257	859,073
Current liabilities
Borrowings		676,644		808,694
Current tax liabilities		102,770		101,197
Other liabilities		202,133		183,887
Provisions		25,895		22,756
Customer advances		62,265		39,668
Trade payables		642,093	1,711,800	556,834	1,713,036
Liabilities of disposal group classified as held for sale			-		18,094
Total liabilities			2,558,703		2,590,203
Total equity and liabilities			14,196,248		14,003,275

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

Income for the period	-	-	-	-	-	205,127	205,127	448	205,575
Currency translation adjustment	-	-	-	27,880	-	-	27,880	70	27,950
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	3,874	-	3,874	(24)	3,850
Share of other comprehensive income of non-consolidated companies	-	-	-	4,731	1,585	-	6,316	-	6,316
Other comprehensive income for the period	-	-	-	32,611	5,459	-	38,070	46	38,116
Total comprehensive income for the period	-	-	-	32,611	5,459	205,127	243,197	494	243,691
Acquisition of non-controlling interests	-	-	-	-	1	-	1	(19)	(18)
Dividends approved to be distributed	-	-	-	-	-	-	-	(19,200)	(19,200)
Balance at March 31, 2017	1,180,537	118,054	609,733	(933,344)	(307,628)	10,863,263	11,530,615	106,930	11,637,545

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056
Income for the period	-	-	-	-	-	18,161	18,161	9,789	27,950
Currency translation adjustment	-	-	-	90,428	-	-	90,428	266	90,694
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	(6,184)	-	(6,184)	-	(6,184)
Share of other comprehensive income of non-consolidated companies	-	-	-	(6,647)	(402)	-	(7,049)	-	(7,049)
Other comprehensive income for the period	-	-	-	83,781	(6,586)	-	77,195	266	77,461
Total comprehensive income for the period	-	-	-	83,781	(6,586)	18,161	95,356	10,055	105,411
Acquisition of non-controlling interests	-	-	-	-	(7)	-	(7)	(359)	(366)
Dividends paid in cash	-	-	-	-	-	-	-	(4,311)	(4,311)
Balance at March 31, 2016	1,180,537	118,054	609,733	(922,986)	(305,275)	11,128,630	11,808,693	158,097	11,966,790

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2017 and 2016 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
(3) The Distributable Reserve and Retained Earnings as of March 31, 2017 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Three-month period ended March 31,
	Notes	2017	2016
Cash flows from operating activities		(Unaudited)

Income for the period		205,575	27,950
Adjustments for:
Depreciation and amortization	8 & 9	162,218	163,155
Income tax accruals less payments		(92,930)	(16,171)
Equity in earnings of non-consolidated companies		(35,200)	(11,727)
Interest accruals less payments, net		(8,555)	(19,399)
Changes in provisions		(17,838)	6,798
Income from the sale of Conduit business		(89,694)	-
Changes in working capital		(104,937)	102,915
Other, including currency translation adjustment		7,495	55,626
Net cash provided by operating activities		26,134	309,147

Cash flows from investing activities
Capital expenditures	8 & 9	(138,615)	(230,249)
Changes in advance to suppliers of property, plant and equipment		3,503	14,258
Proceeds from disposal of Conduit business	13	327,631	-
Loan to non-consolidated companies	12	(9,006)	(10,384)
Proceeds from disposal of property, plant and equipment and intangible assets		1,962	1,723
Changes in investments in securities		(48,469)	129,928
Net cash provided by (used in) investing activities		137,006	(94,724)

Cash flows from financing activities
Dividends paid to non-controlling interest in subsidiaries		-	(4,311)
Acquisitions of non-controlling interests		(18)	(366)
Proceeds from borrowings (*)		624,183	253,471
Repayments of borrowings (*)		(762,670)	(220,833)
Net cash (used in) provided by financing activities		(138,505)	27,961

Increase in cash and cash equivalents		24,635	242,384
Movement in cash and cash equivalents
At the beginning of the period		398,580	286,198
Effect of exchange rate changes		3,526	2,161
Increase in cash and cash equivalents		24,635	242,384
At March 31,		426,741	530,743

		At March 31,
Cash and cash equivalents		2017	2016
Cash and bank deposits		427,619	531,762
Bank overdrafts		(878)	(1,019)
		426,741	530,743

(*) Mainly related to the renewal of short-term local facilities carried out during the three-month period ending March 31, 2017 and 2016, respectively.
The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Cash and cash equivalents and other investments
11	Contingencies, commitments and restrictions to the distribution of profits
12	Investments in non-consolidated companies
13	Net assets of disposal group classified as held for sale
14	Related party transactions
15	Category of Financial Instruments and Classification Within the Fair Value Hierarchy
16	Nationalization of Venezuelan Subsidiaries

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2016.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on April 26, 2017.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2016. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2016.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations, cash flows from discontinued operations and earnings per share are disclosed separately in Note 13, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

None of the accounting pronouncements issued after December 31, 2016 and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result of operations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

3 Segment information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Three-month period ended March 31, 2017	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	1,085,377	68,483	1,153,860	11,899
Management View - Operating (loss) income	(10,564)	6,802	(3,762)	3,372
· Differences in cost of sales and others	42,089	(1,501)	40,588	(918)
· Depreciation and amortization	(903)	91	(812)	-
IFRS - Operating income	30,622	5,392	36,014	2,454
Financial income (expense), net			(4,426)	(9)
Income before equity in earnings of non-consolidated companies and income tax			31,588	2,445
Equity in earnings of non-consolidated companies			35,200	-
Income before income tax			66,788	2,445

Capital expenditures	135,590	2,880	138,470	145
Depreciation and amortization	158,844	3,374	162,218	-

(all amounts in thousands of U.S. dollars)	(Unaudited)
Three-month period ended March 31, 2016	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	1,130,406	75,944	1,206,350	50,904
Management View - Operating income	69,955	10,937	80,892	13,588
· Differences in cost of sales and others	(79,216)	(2,772)	(81,988)	(734)
· Depreciation and amortization	30,363	43	30,406	-
IFRS - Operating income	21,102	8,208	29,310	12,854
Financial income (expense), net			(14,507)	(60)
Income before equity in earnings of non-consolidated companies and income tax			14,803	12,794
Equity in earnings of non-consolidated companies			11,727	-
income before income tax			26,530	12,794

Capital expenditures	221,565	8,339	229,904	345
Depreciation and amortization	158,280	3,513	161,793	1,362

In the three-month period ended March 31, 2017, net income under management view amounted to $184.8 million, while under IFRS amounted to $205.6 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total continuing operations	Total discontinued operations
Three-month period ended March 31, 2017
Net sales	494,613	241,941	136,658	234,161	46,487	1,153,860	11,899
Capital expenditures	112,783	16,912	6,052	2,000	723	138,470	145
Depreciation and amortization	94,089	31,571	27,622	3,098	5,838	162,218	-

Three-month period ended March 31, 2016
Net sales	390,705	399,272	140,086	244,817	31,470	1,206,350	50,904
Capital expenditures	192,679	25,001	9,549	1,468	1,207	229,904	345
Depreciation and amortization	94,817	31,353	28,010	2,500	5,113	161,793	1,362

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

3 Segment information (Cont.)

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the United States; “South America” comprises principally Argentina, Brazil and Colombia; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Kuwait, Nigeria, Egypt and Saudi Arabia and “Asia Pacific” comprises principally China, Indonesia and Japan.

4 Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Inventories at the beginning of the period	1,563,889	1,843,467

Plus: Charges of the period
Raw materials, energy, consumables and other	556,876	285,742
Services and fees	56,911	50,909
Labor cost	169,697	168,114
Depreciation of property, plant and equipment	91,373	91,116
Amortization of intangible assets	6,104	6,784
Maintenance expenses	34,543	28,963
Allowance for obsolescence	(479)	28,317
Taxes	4,425	5,366
Other	20,954	22,840
	940,404	688,151
Less: Inventories at the end of the period	(1,673,034)	(1,604,225)
From discontinued operations	(7,403)	(30,331)
	823,856	897,062

5 Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Services and fees	29,310	28,468
Labor cost	105,452	113,642
Depreciation of property, plant and equipment	4,594	4,155
Amortization of intangible assets	60,147	61,100
Commissions, freight and other selling expenses	70,661	61,258
Provisions for contingencies	1,316	6,805
Allowances for doubtful accounts	(7,271)	(28,091)
Taxes	13,757	21,654
Other	18,506	17,576
	296,472	286,567
From Discontinued operations	(2,041)	(7,719)
	294,431	278,848

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

6 Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2017	2016
	(Unaudited)
Interest Income	13,775	15,668
Net result on changes in FV of financial assets at FVTPL	(848)	4,227
Finance Income	12,927	19,895
Finance Cost	(5,938)	(4,304)
Net foreign exchange transactions results (*)	(10,533)	(21,785)
Foreign exchange derivatives contracts results (**)	(4,356)	(12,064)
Other	3,465	3,691
Other Financial results	(11,424)	(30,158)
Net Financial results	(4,435)	(14,567)
From discontinued operations	9	60
	(4,426)	(14,507)

(*)The three-month period ended March 2017 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.
(**) The three-month period ended March 2017 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments and of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency is the Brazilian real, partially offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

7 Dividend distribution

On February 22, 2017 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2017, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 23, 2016. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 24, 2017, with an ex-dividend date of May 22, 2017. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

On May 4, 2016 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.2 million.

8 Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	6,001,939	5,672,258
Currency translation adjustment	13,059	42,872
Additions (*)	130,952	220,962
Disposals	(1,450)	(1,441)
Transfers	207	723
Depreciation charge	(95,967)	(95,271)
At March 31,	6,048,740	5,840,103

(*) Mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

9 Intangible assets, net

(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	1,862,827	2,143,452
Currency translation adjustment	1,125	3,562
Additions	7,518	9,287
Disposals	(336)	(282)
Transfers	(207)	(723)
Amortization charge	(66,251)	(67,884)
At March 31,	1,804,676	2,087,412

10 Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
	2017	2016
Cash and cash equivalents	(Unaudited)
Cash at banks	144,686	92,730
Liquidity funds	196,706	215,807
Short – term investments	86,227	91,200
	427,619	399,737

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	812,966	782,029
Bonds and other fixed Income	800,699	841,638
Fund Investments	-	9,475
	1,613,665	1,633,142
Other investments - Non-current
Bonds and other fixed Income (*)	316,003	248,049
Others	1,663	1,670
	317,666	249,719

(*) Related to investments designated as held to maturity and measured at amortized cost.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

11 Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2016.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris's material ongoing legal proceedings:

▪	Tax assessment in Italy

Dalmine, an Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR296 million (approximately $316 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $9.6 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine’s defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine’s appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR224 million (approximately $239 million), including principal interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee, and appealed the January 2016 ruling with the second-instance tax court. The hearing in the second instance tax court has been called on September 25, 2017.

Tenaris continues to believe that Dalmine has correctly applied the relevant legal provisions and based on, among other things, the tax court decisions on the 2007 assessment and the opinion of legal counsel, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. CSN has already filed a motion for clarification against the decision of the court of appeals, and may still appeal to the Superior Court of Justice or the Federal Supreme Court. For further information on the CSN lawsuit, see Note 25 to the Consolidated Financial Statements for the year ended December 31, 2016.

Tenaris continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator Comissão de Valores Mobiliários in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

▪	Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible in connection with the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert’s report. Other parties have also filed their observations and/or opinions concerning the experts’ report, which are currently subject to the court examination. As of March 31, 2017, the estimated amount of Itaú’s claim is approximately BRL74.5 million (approximately $23.5 million), and the estimated amount of Veracel’s claim is approximately BRL47.7 million (approximately $15 million), for an aggregate amount BRL122.2 million ($38.6 million). The final result of this claim depends largely on the court’s evaluation of technical matters arising from the expert’s opinion and objections presented by Confab. No provision has been recorded in these Consolidated Condensed Interim Financial Statements.

▪	Petroamazonas Penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab Industrial S.A., a Brazilian subsidiary of the Company. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in January 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and the company is temporarily allowed to purchase steel volumes in accordance with its needs. As of March 31, 2017, the estimated aggregate contract amount through December 31, 2017, calculated at current prices, is approximately $513.2 million.

▪
A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $151.7 million related to the investment plan to expand Tenaris’s U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of March 31, 2017 approximately $1,444 million had already been invested.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2016, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2016	17,493,012
Total equity in accordance with Luxembourg law	19,401,336

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of March 31, 2017, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At December 31, 2016, distributable amount under Luxembourg law totals $18.1 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Other income and expenses for the year ended December 31, 2016	(23,561)
Dividends approved	(507,631)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,012
Share premium	609,733
Distributable amount at December 31, 2016 under Luxembourg law	18,102,745

12 Investments in non-consolidated companies

a)	Ternium

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At March 31, 2017, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $26.12 per ADS, giving Tenaris’s ownership stake a market value of approximately $600.0 million (Level 1). At March 31, 2017, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $525.4 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of March 31, 2017 the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL8.38 ($2.64) and BRL4.44 ($1.40), respectively, giving Tenaris’s ownership stake a market value of approximately $98.3 million (Level 1). As that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $67.5 million.

b)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, with a power capacity of between 850 and 900 megawatts. As of March 31, 2017, Tenaris held 22% of Techgen’s share capital, and its affiliates Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contracts for the purchase of power generation equipment and other services related to the equipment. As of March 31, 2017, Tenaris’s exposure under these agreements amounted to $60.6 million and $5.3 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $760 million and has been used in the construction of the facility. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of March 31, 2017, the loan agreement has been fully disbursed consequently the amount guaranteed by Tenaris was approximately $167.2 million. As of March 31, 2017, the aggregate outstanding principal amount under these loans was of $95.2 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

13 Net assets of disposal group classified as held for sale

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed  on  January, 20  2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

	Three-month period ended March 31,
	2017	2016
Income from discontinued operations	1,848	7,861
After tax gain on the sale of Conduit	89,694	-
Net Income for discontinued operations	91,542	7,861

Details of Conduit sale

Cash received	331,295
Transaction and other costs	(3,663)
Carrying amount of net assets sold	(137,814)
Gain on sale before income tax	189,817
Income tax expense on gain	(100,123)
Gain on sale after income tax	89,694

The financial performances presented are relative to the 19 days of January 2017 and the three month period ended March 31, 2016.
	2017	2016
Net sales	11,899	50,904
Cost of sales	(7,403)	(30,331)
Gross profit	4,496	20,573
Selling, general and administrative expenses	(2,041)	(7,719)
Other operating income & expenses	(1)	-
Operating income	2,454	12,854
Finance Income (expenses), net	(9)	(60)
Income before income tax	2,445	12,794
Income tax	(597)	(4,933)
Net income	1,848	7,861

The following table shows the current and non-current assets and liabilities of disposal group as at 31, December 2016 and the carrying amounts of assets and liabilities as at the date of sale.

ASSETS	At January 19, 2017		At December 31, 2016
Non-current assets
Property, plant and equipment, net	41,438		41,470
Intangible assets, net	45,894	87,332	45,894	87,364
Current assets
Inventories, net	29,349		29,819
Receivables and prepayments, net	1,157		451
Trade receivables, net	38,620		33,620
Cash and cash equivalents	206	69,332	163	64,053
Total assets of disposal group classified as held for sale		156,664		151,417
LIABILITIES
Non-current liabilities
Deferred tax liabilities	5,294		4,696
Other liabilities	-	5,294	680	5,376
Current liabilities
Current tax liabilities	65		4,100
Other liabilities	2,913		1,668
Trade payables	10,578	13,556	6,950	12,718
Total liabilities of disposal group classified as held for sale		18,850		18,094

Summarized cash flow information is as follows:
	2017	2016
Cash at the beginning	18,820	15,343
Cash at the end	206	13,717
Decrease in cash	(18,614)	(1,626)

Provided by (used in) operating activities	(3,046)	8,719
Provided by (used in) investing activities	32	(345)
Used in financing activities	(15,600)	(10,000)

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

 14 Related party transactions

As of March 31, 2017:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting rights in San Faustin sufficient to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.10% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
		2017	2016
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	6,933	4,825
	Sales of goods to other related parties	4,515	5,735
	Sales of services to non-consolidated parties	2,838	1,958
	Sales of services to other related parties	736	684
		15,022	13,202

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	43,653	12,188
	Purchases of goods to other related parties	2,630	7,412
	Purchases of services to non-consolidated parties	2,510	2,157
	Purchases of services to other related parties	11,815	13,378
		60,608	35,135

	(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
		2017	2016
(ii)	Period-end balances	(Unaudited)
	Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	127,287	117,187
	Receivables from other related parties	10,150	13,357
	Payables to non-consolidated parties	(34,578)	(21,314)
	Payables to other related parties	(8,408)	(12,708)
		94,451	96,522

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

15 Category of financial instruments and classification within the fair value hierarchy

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of March 31, 2017 and December 2016.

	Carrying Amount	Measurement Categories				At Fair Value
March 31, 2017		Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	427,619	144,686	-	-	282,933	282,933	-	-
Cash at banks	144,686	144,686	-	-	-	-	-	-
Liquidity funds	196,706	-	-	-	196,706	196,706	-	-
Short – term investments	86,227	-	-	-	86,227	86,227	-	-
Other investments	1,613,665	-	296,518	-	1,317,147	478,135	839,012	-
Fixed Income (time-deposit, zero cupon bonds, commercial papers)	812,966	-	-	-	812,966	45,095	767,871	-
Non - U.S. Sovereign Bills	25,153	-	-	-	25,153	25,153	-	-
Certificates of Deposits	567,415	-	-	-	567,415	-	567,415	-
Commercial Papers	19,942	-	-	-	19,942	19,942	-	-
Other notes	200,456	-	-	-	200,456	-	200,456	-
Bonds and other fixed Income	800,699	-	296,518	-	504,181	433,040	71,141	-
U.S. government securities	209,991	-	-	-	209,991	209,991	-	-
Non - U.S. government securities	108,661	-	32,181	-	76,480	76,480	-	-
Corporates securities	410,906	-	264,337	-	146,569	146,569	-	-
Structured Notes	10,067	-	-	-	10,067	-	10,067	-
Mortgage- and Asset-backed securities	61,074	-	-	-	61,074	-	61,074	-
Other Investments Non- current	317,666	-	316,003	-	1,663	-	-	1,663
Bonds and other fixed Income	316,003	-	316,003	-	-	-	-	-
Other Investments	1,663	-	-	-	1,663	-	-	1,663
Trade receivables	1,010,528	1,010,528	-	-	-	-	-	-
Receivables C and NC	375,235	189,571	-	-	29,211	-	29,211	-
Foreign exchange derivatives contracts	29,211	-	-	-	29,211	-	29,211	-
Other receivables	189,571	189,571	-	-	-	-	-	-
Other receivables (non-Financial)	156,453	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,344,785	612,521	21,572	1,630,954	761,068	868,223	23,235
Liabilities
Borrowings C and NC	708,231	708,231	-	-	-	-	-	-
Trade payables	642,093	642,093	-	-	-	-	-	-
Other liabilities	202,133	-	-	-	3,777	-	3,777	-
Foreign exchange derivatives contracts	3,777	-	-	-	3,777	-	3,777	-
Other liabilities (non-Financial)	198,356	-	-	-	-	-	-	-
Total		1,350,324	-	-	3,777	-	3,777	-

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

15 Category of financial instruments and classification within the fair value hierarchy (Cont.)

	Carrying Amount	Measurement Categories				At Fair Value
December 31, 2016		Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	399,737	92,730	-	-	307,007	307,007	-	-
Cash at banks	92,730	92,730	-	-	-	-	-	-
Liquidity funds	215,807	-	-	-	215,807	215,807	-	-
Short – term investments	91,200	-	-	-	91,200	91,200	-	-
Other investments Current	1,633,142	-	246,031	-	1,387,111	607,866	779,245	-
Fixed Income (time-deposit, zero cupon bonds, commercial papers)	782,029	-	-	-	782,029	76,260	705,769	-
Non - U.S. Sovereign Bills	41,370	-	-	-	41,370	41,370	-	-
Certificates of Deposits	525,068	-	-	-	525,068	-	525,068	-
Commercial Papers	34,890	-	-	-	34,890	34,890	-	-
Other notes	180,701	-	-	-	180,701	-	180,701	-
Bonds and other fixed Income	841,638	-	246,031	-	595,607	522,131	73,476	-
U.S. government securities	216,732	-	-	-	216,732	216,732	-	-
Non - U.S. government securities	88,805	-	32,644	-	56,161	56,161	-	-
Corporates securities	462,625	-	213,387	-	249,238	249,238	-	-
Mortgage- and Asset-backed securities	73,476	-	-	-	73,476	-	73,476	-
Fund Investments	9,475	-	-	-	9,475	9,475	-	-
Other Investments Non- current	249,719	-	248,049	-	1,670	-	-	1,670
Bonds and other fixed Income	248,049	-	248,049	-	-	-	-	-
Other Investments	1,670	-	-	-	1,670	-	-	1,670
Trade receivables	954,685	954,685	-	-	-	-	-	-
Receivables C and NC	321,718	176,990	-	-	2,759	-	2,759	-
Foreing exchange derivatives contracts	2,759	-	-	-	2,759	-	2,759	-
Other receivables	176,990	176,990	-	-	-	-	-	-
Other receivables (non-Financial)	141,969	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,224,405	494,080	21,572	1,698,547	914,873	782,004	23,242
Liabilities
Borrowings C and NC	840,236	840,236	-	-	-	-	-	-
Trade payables	556,834	556,834	-	-	-	-	-	-
Other liabilities	183,887	-	-	-	42,635	-	42,635	-
Foreign exchange derivatives contracts	42,635	-	-	-	42,635	-	42,635	-
Other liabilities (non-Financial)	141,252	-	-	-	-	-	-	-
Total		1,397,070	-	-	42,635	-	42,635	-

(*) For further detail regarding Available for sale assets, see Note 16.

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

15 Category of financial instruments and classification within the fair value hierarchy (Cont.)

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 16).

Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris’s investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.6% of its carrying amount including interests accrued as of March 31, 2017.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.7% of its carrying amount including interests accrued as of March 31, 2017 and as of December 31, 2016. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017

16 Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations. For further information, see Note 31 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2016.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela’s request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. The annulment request was registered on September 29, 2016, and an ad hoc committee to hear Venezuela’s request was constituted on December 27, 2016. On March 24, 2017, the ad hoc committee rendered its decision to lift the stay of enforcement of the award. The ad hoc committee has not reserved its right to reopen that decision and no appeal against such decision is provided under ICSID’s Arbitration Rules. The final hearing on Venezuela’s annulment request is set for November 30 – December 1, 2017, and it is presently expected that the ad hoc committee will render a decision between March and June 2018.

Tavsa and Comsigua

 Concerning the arbitration proceeding relating to the nationalization of Tenaris’s shareholdings in Tavsa and Comsigua, on December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2016 amounted to $76 million. On April 11, 2017, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. Venezuela’s annulment request was registered on April 14, 2017. The ad hoc committee that will hear Venezuela’s request is yet to be constituted. There is no procedural deadline by which ICSID must constitute the ad hoc committee or issue a decision.

Edgardo Carlos
Chief Financial Officer